Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

COMFORCE Corporation
(Name of Issuer)

Common Stock ($0.01 par value)
(Title of Class of Securities)

544118
(CUSIP Number)

David Edwards
One North Wacker Dr., Suite 4400
Chicago, IL 60606
(312) 214-8306
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) John C. Fanning Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)		None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	4,720,897
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	4,720,897
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,720,897
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		00

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) John Fanning Trust dated February 5, 2004 (formerly known as John C. Fanning Irrevocable Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)		None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		00

This amendment no. 3 to Schedule 13D reports the transfer of the assets held by the John Fanning Trust dated February 5, 2004, Harry V. Maccarrone, as trustee, to the John C. Fanning Revocable Trust, Harry V. Maccarrone and John C. Fanning, as trustees, for financial planning purposes. John C. Fanning, the Chairman, Chief Executive Officer and a director of the issuer, is the sole beneficiary under both of these trusts.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.01 per share (the “Common Stock”), of COMFORCE Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 415 Crossways Park Drive, Woodbury, New York 11797.

Item 2. Identity and Background

The John Fanning Trust dated February 5, 2004, Harry V. Maccarrone, as trustee (the “Irrevocable Trust”), is a trust formed under the laws of the state of Florida. The John C. Fanning Revocable Trust, Harry V. Maccarrone and John C. Fanning, as trustees (the “Revocable Trust”), is a trust formed under the laws of the state of Florida. Each of the Irrevocable Trust and the Revocable Trust is referred to as a “Reporting Person.” The address of each Reporting Person is c/o COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797.

(e) Neither of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Each Reporting Person is domiciled in the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

None. The assets were transferred from the Irrevocable Trust to the Revocable Trust for financial planning purposes. John C. Fanning, the Chairman, Chief Executive Officer and a director of the Issuer, is the sole beneficiary under both the Irrevocable Trust and the Revocable Trust.

Item 4. Purpose of Transaction

(a) There are no present plans or proposals by either of the Reporting Persons to acquire or dispose of any securities of the Issuer.

(b) There are no present plans or proposals by either of the Reporting Persons that relate to or would result in the Issuer’s engaging in any extraordinary corporate transactions involving the Issuer or its subsidiaries.

(c) There are no present plans or proposals by either of the Reporting Persons that relate to or would result in the Issuer’s engaging in a sale or transfer of any material amount of the assets of the Issuer or its subsidiaries.

(d) There are no present plans or proposals by either of the Reporting Persons that relate to or would result in any change to the Issuer’s board of directors or management or in the number or term of directors, nor are there any present plans or proposals to fill any vacancies on the board.

(e) There are no present plans or proposals by either of the Reporting Persons that relate to or would result in any change to the Issuer’s present capitalization or dividend policies.

(f) There are no present plans or proposals by either of the Reporting Persons that relate to or would result in any change to the Issuer’s business or corporate structure.

(g) There are no present plans or proposals by either of the Reporting Persons that relate to or would result in any change to the Issuer’s charter, bylaws or other instruments that may impede the acquisition of control of the Issuer by any person.

(h) There are no present plans or proposals by either of the Reporting Persons that would cause any class of securities of Issuer to be delisted from the American Stock Exchange.

(i) There are no present plans or proposals by either of the Reporting Persons that would cause any class of securities of Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) There are no present plans or proposals by either of the Reporting Persons that relate to or would result in or cause any other action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this report, the Reporting Persons hold Common Stock as follows:

Reporting Person	Shares	Percentage of Total Shares

Irrevocable Trust	0	0%
Revocable Trust	4,720,897	27.2%

(b) As of the date of this report, the Reporting Persons hold Common Stock as follows:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Irrevocable Trust	0	0	0	0
Revocable Trust	0	4,720,897	0	4,720,897

(c) Neither of the Reporting Persons have engaged in any other transactions involving the Common Stock since the filing of amendment no. 2 to the Schedule 13D filed on September 27, 2006.

(d) No person other than the Revocable Trust and its trustees, Harry V. Maccarrone and John C. Fanning, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) The Irrevocable Trust ceased to be a beneficial owner of more than 5% of the Common Stock as of November 21, 2006.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2007

John Fanning Trust dated February 5, 2004

By:	/s/ Harry V. Maccarrone
Name: Harry V. Maccarrone
Title: Trustee

John C. Fanning Revocable Trust

By:	/s/ John C. Fanning
Name: John C. Fanning
Title: Trustee

By:	/s/ Harry V. Maccarrone
Name: Harry V. Maccarrone
Title: Trustee